Form 51-102F1
BRONX VENTURES INC.
(formerly Lucky 1 Enterprises Inc.)

Management’s Discussion & Analysis
Interim (unaudited) Financial Statements for the
Three month period ended March 31, 2005

The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the unaudited interim financial statements and the notes thereto for the three month periods ended March 31, 2005 and 2004, and which are prepared in accordance with Canadian generally accepted accounting principals. The unaudited interim financial statements and notes thereto and management’s discussion and analysis for the period ended March 31, 2005, which have not been reviewed by the Company’s Auditor, should be read in conjunction with the audited financial statements and the notes thereto for the years ended December 31, 2004 and 2003.

The following information is prepared as at May 30, 2005.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management. Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Readers are therefore cautioned not to place reliance on any forward-looking statement.

Description of Business

Bronx Ventures Inc. [formerly Lucky 1 Enterprises Inc.] (“Bronx” or the “Company”) is a junior mineral exploration company with interests in the Extra High Claims located in the Province of British Columbia and, Lithium Mineral Properties located in the Province of Ontario. The Company has made an investment in software for on-line gaming and an investment in securities of a publicly listed related company. Currently, the principal business of Bronx is in mineral exploration.

As of January 17, 2005, Lucky 1 Enterprises Inc., changed its name to Bronx Ventures Inc., its capital stock has been consolidated on the basis of 35 (old) common shares for 1 (new) common share and its authorized capital stock has been increased to an unlimited number of common and preferred shares without par value.

Effective at the opening of business on January 24, 2005, the common shares of Lucky 1 Enterprises Inc. were de-listed from trading on the OTC Bulletin Board in the USA and the common shares of Bronx Ventures Inc. commenced trading on the OTC Bulletin Board under the trading symbol “BRXVF”.

During 2004, the Company entered into a Property Option Agreement with an arms length party (the “Optionor”) to purchase, under certain terms and conditions, a 100% undivided interest, subject to a 11/2% Net Smelter Returns Royalty, in the Extra High Property which is located in the Kamloops Mining Division in the Province of British Columbia. In the spring of 2004, Bronx commissioned an independent review of the Extra High Property by Erik Ostensoe, P. Geo., who prepared a report, dated the 22nd day of April, 2004 titled “National Policy 43-101 Report, Extra High Property, Kamloops Mining Division, British Columbia”. The report recommends exploration work programs be carried out on the Extra High Property in order to evaluate the mineral potential of the Extra High Property. This report has been filed on www.Sedar.com by the Company. During 2005, the Company plans to conduct exploration work programs on the Extra High Property.

Bronx is a reporting issuer in the Provinces of British Columbia, Alberta and Quebec and files all public documents, including an AIF in its alternate form, on www.Sedar.com . The Company is a foreign private issuer in the United States of America and in this respect, files on EDGAR. The following link, http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=825171 will give you direct access to the Company’s filings.

Results of Operations

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

For the three month period ended March 31, 2005, the Company recorded Revenue of $102,360 as compared to $37,608 for the same period in 2004, due to an increase in income being generated from the Company’s investment in the Gaming Software. The interest income was $588 as compared to $162 for the same period during 2004 reflecting an increase in cash balances in the bank. The loss before other items was $37,382 as compared to $137,756 for the same period in 2004 due to the fact that the total expenses decreased to $140,330 as compared to $175,526 for the same period in 2004. Items which contributed to a decrease in operating expenses during the period ended March 31, 2005, were legal, accounting and audit, rent and office expenses, professional and consulting fees, commission fees, and travel, meals and entertainment.

During the three month period ended March 31, 2005, the Company recorded a gain of $219,089 on the sale of some marketable securities as compared to a gain of $562,785 during the same period in 2004. The weighted average gain per common share was $0.53 as compared to a gain of $1.39 per common share during the same period in 2004. Total assets of $1,245,270 (2004: $1,912,294) comprises cash and term deposits, accounts receivable, marketable securities, receivables from related parties, cash held on behalf of related party, investment in the Extra High Mineral Property, and furniture and equipment. The Company has not paid any cash dividends and does not plan to pay any cash dividends in the future.

During the three month period ended March 31, 2005, the Company had a net gain of $181,707 or $0.53 per common share as compared to a net gain of $425,029 or $1.39 per common share, in the same period of 2004. During the three month period ended March 31, 2005, the weighted average number of common shares was 340,711 as compared to 304,344 for the same period in 2004. For the three month period ended March 31, 2005, the Company had a working capital of $613,193 as compared to a working capital of $288,525 in the same period of 2004.

Risks related to our Investments

The Company entered into an Investment Agreement on January 26, 2004 with Interfranchise Inc., whereby the Company purchased a 10% interest in the Inter-Café Project for $90,000. The Inter-Café Project is still in its conceptual stage and has not yet been developed. There are no assurances whatsoever that the Inter-Café Project will ever be developed or if developed, shall prove to be successful. Consequently, as at December 31, 2004, the Company wrote off this investment since recovery of the investment became doubtful.

From time to time the Company has acquired, for investment purposes, securities (the “Las Vegas Securities”) in the capital of Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company. The Company may in the future, either increase or decrease its investment in the Las Vegas Securities. The Company is exposed to significant market risk with respect to the Las Vegas Securities and there are no assurances whatsoever that the Company will recover its investment in the Las Vegas Securities.

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas, a related company, for the joint development of certain gaming software consisting of three card games (the “three card games Software”). Pursuant to this Licensing Agreement, the Company has paid a one time only license fee of $200,000 to Las Vegas as the Company’s sole contribution for the development costs of the three card games Software, as a result of which, the three card games Software is now equally owned by Las Vegas and the Company. Las Vegas shall be the operator of the three card games Software and shall market the three card games. Las Vegas shall receive 60% of all revenues that shall be generated from the operation of the three card games Software and the Company shall receive 40%. The Company’s share of revenues from the three card games Software was $102,360 for the three month period ended March 31, 2005 (2004: $37,608). To date, the three card games Software has generated revenues for the Company, however, there are no assurances whatsoever that the three card games Software shall continue to generate any revenues for the Company in the future. It is quite possible that the three card games Software may stop generating any revenues for the Company.

On March 26, 2004, the Company entered into an Option Agreement with an arm’s length party (the “Optionor”) to acquire, under certain terms and conditions, a 100% undivided interest, subject to a 11/2% Net Smelter Returns Royalty, in the Extra High Property, which is located in the Province of British Columbia. Pursuant to the Option Agreement, the Company is required to make staged cash payments to the Optionor totalling $150,000 and must incur exploration expenditures on the Extra High Property totalling $500,000 over a period of 3 years. Upon acquiring the 100% undivided interest, Bronx may purchase 50% of the Net Smelter Returns Royalty (i.e, 0.75%) by making a cash payment of $500,000 to the Optionor. Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. It is quite possible that the Company might lose all its investment in the Extra High Property and might have to write-off, in its entirety, the Company’s investment in the Extra High Property.

Summary of Quarterly Results

The following are the results for the eight most recent quarterly periods, starting with the three month quarterly period ended March 31, 2005:

For the Quarterly	March 31,	December 31,	September 30,	June 30,
Periods ended:	2005	2004	2004	2004
	$
Total Revenues	102,948	212,446	21,636	20,520

Income (loss) before other items	(37,382)	(22,465)	(67,414)	(59,895)

Earnings (loss) per common share before other items	(0.11)	(0.07)	(0.20)	(0.19)

Fully diluted earnings (loss) per common share before other items	(0.08)	(0.05)	(0.15)	(0.12)

Net income (loss) for the period	181,707	(101,443)	(430,152)	(262,895)

Basic net gain (loss) per share	0.53	(0.30)	(1.26)	(0.84)

Diluted net gain (loss) per share	0.40	(0.23)	(0.95)	(0.54)

For the Quarterly	March 31,	December 31,	September 30,	June 30,
Periods ended:	2004	2003	2003	2003
	$
Total Revenues	37,770	38,346	53,297	5,038

Income (loss) before other items	(137,756)	(77,508)	(19,711)	(70,318)

Earnings (loss) per common share before other items	(0.44)	(0.27)	(0.08)	(0.29)

Fully diluted earnings (loss) per common share before other items	(0.25)	(0.15)	(0.04)	(0.16)

Net income (loss) for the period	425,029	(20,211)	234,584	(220,322)

Basic net gain (loss) per share	1.36	(0.07)	0.93	(0.92)

Diluted net gain (loss) per share	0.76	(0.04)	0.51	(0.51)

For the quarterly period ended March 31, 2003, the Company started receiving revenue from its investment in the three card games Software. The Company’s total revenues for the periods ended June 30, 2003, September 30, 2003, December 31, 2003, March 31, 2004, June 30, 2004, September 30, 2004, December 31, 2004, and March 31, 2005, were mainly generated from the Company’s investment in the three card games Software.

For the quarterly period ended September 30, 2003, the Company realized a net income of $234,584 as compared to a net loss of $220,322 for the immediately preceding quarter due mainly to the Company realizing a gain on its investment in marketable securities. As a result, the basic net gain per share for the quarterly period ended September 30, 2003, was $0.93 per share as compared to a basic net loss of $0.92 per share for the immediately preceding quarterly period, and the diluted net gain per share was $0.51 as compared to a diluted net loss of $0.51 per share for the immediately preceding quarterly period.

For the quarterly period ended December 31, 2003, the Company realized a net loss of $20,211 as compared to a net gain of $234,584 for the immediately preceding quarter. As a result, the basic net loss per share for the quarterly period ended December 31, 2003, was $0.07 per share as compared to a basic net gain of $0.93 per share for the immediately preceding quarterly period, and the diluted net loss per share was $0.04 as compared to a diluted net gain of $0.51 per share for the immediately preceding quarterly period.

For the quarterly period ended March 31, 2004, the Company realized a net gain of $425,029 as compared to a net loss of $20,211 for the immediately preceding quarter due mainly to the Company realizing a gain on the sale of its investment in marketable securities. As a result, the basic net gain per share for the quarterly period ended March 31, 2004, was $1.36 per share as compared to a basic net loss of $0.07 per share for the immediately preceding quarterly period, and the diluted net gain per share was $0.76 as compared to a diluted net loss of $0.04 per share for the immediately preceding quarterly period.

For the quarterly period ended June 30, 2004, the Company realized a net loss of $262,895 mainly due to the Company writing down its investment in marketable securities as compared to a net gain of $425,029 realized from the Company’s investment in marketable securities for the immediately preceding quarterly period. As a result, the basic net loss per share for the quarterly period ended June 30, 2004, was $0.84 per share as compared to a gain of $1.36 per share for the immediately preceding quarterly period and the diluted net loss per share for the quarterly period ended June 30, 2004, was $0.54 per share as compared to a diluted net gain of $0.76 per share for the immediately preceding quarterly period.

For the quarterly period ended September 30, 2004, the Company realized a net loss of $430,152 due to the loss on the sale of the Company’s investment in marketable securities and the write-down of marketable securities as compared to a net loss of $262,895 for the immediately preceding quarterly period. As a result, the basic net loss per share for the quarterly period ended September 30, 2004, was $1.26 per share as compared to a basic net loss of $0.84 per share for the immediately preceding quarterly period and the diluted net loss per share for the quarterly period ended September 30, 2004, was $0.95 per share as compared to a diluted net loss of $0.54 per share for the immediately preceding quarterly period.

For the quarterly period ended December 31, 2004, the Company realized a net loss of $101,443 due to the loss on the sale of its investment in marketable securities and the write-down of marketable securities as compared to a net loss of $430,152 for the immediately preceding quarterly period. As a result, the basic net loss per share for the quarterly period ended December 31, 2004, was $0.30 as compared to a basic net loss of $1.26 per share for the immediately preceding quarterly period and the diluted net loss per share for the quarterly period ended December 31, 2004, was $0.23 as compared to a diluted net loss of $0.95 per share for the immediately preceding quarterly period.

For the quarterly period ended March 31, 2005, the Company realized a net gain of $181,707 due to the gain on the sale of its investment in marketable securities as compared to a net loss of $101,443 for the immediately preceding quarterly period. As a result, the basic net gain per share for the quarterly period ended March 31, 2005, was $0.53 as compared to a basic net loss of $0.30 per share for the immediately preceding quarterly period and the diluted net gain per share for the quarterly period ended March 31, 2005, was $0.40 as compared to a diluted net loss of $0.23 per share for the immediately preceding quarterly period.

The Company’s business is not of a seasonal nature.

Liquidity and Capital Resources

During 2005, the Company shall require at least $400,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. The Company has limited earnings and does not expect to have meaningful earnings in the future. However, in the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

Pursuant to the terms of the Option Agreement dated March 26, 2004, between the Company and the Optionor, the Company has the right to acquire a 100% undivided interest in the Extra High Property, subject to a 11/2% Net Smelter Returns Royalty, by making staged cash payments totaling $150,000 and incurring $500,000 of exploration expenditures over a period of 3 years. To date, the Company’s investment in the Extra High Property totals $66,520 which consists of $45,000 in cash payments made to the Optionor, $4,588 in cash payments made to maintain the Extra High property in good standing and $16,932 of exploration expenditures incurred since acquisition.

The Company has issued warrants to acquire common shares of the Company, at certain prices, to various parties. Should any outstanding warrants be exercised by any party, then any funds received by the Company shall be used for general working capital purposes. However, there are no assurances whatsoever that any warrants will be exercised before their respective expiry dates. During the three month period ended March 31, 2005, and up to and until the date of this report, no share purchase warrants were issued, exercised, or have expired.

During the three month period ended March 31, 2005, no stock options were granted to Directors, Officers, Employees and Consultants. No stock options were exercised or cancelled, however, 222 stock options at an exercise price of Cdn $78.75 per common share expired. Any funds received by the Company in the future as a result of the exercising of stock options granted, shall be used for general working capital purposes.

As at March 31, 2005, the Company had $256,050 in cash and term deposits as compared to $18,530 for the period ended December 31, 2004. Working capital as at March 31, 2005, was $613,193 as compared to a working capital of $465,278 for the period ended December 31, 2004. The cost of marketable securities as at March 31, 2005, was $289,879 as compared to $222,611 for the period ended December 31, 2004. As at March 31, 2005, the market value of the marketable securities was $809,130 as compared to $382,893 for the period ended December 31, 2004. Accounts receivable as at March 31, 2005, was $5,495 as compared to $Nil for the period ended December 31, 2004, and receivables from related parties as at March 31, 2005, was $83,024 as compared to $257,729 for the period ended December 31, 2004.

During the three month period ended March 31, 2005, the Company realized a gain of $219,089 on the sale of some of the Las Vegas Securities.

During the three month period ended March 31, 2005, the Company acquired for investment purposes, 1,250,000 units (the “Las Vegas units”) of Las Vegas, at a price of $0.20 per unit. Each Las Vegas unit consists of one common share and one-half of one warrant. One whole warrant is required to purchase one Las Vegas common share at $0.25 per share for a period of 24 months. The 1,250,000 Las Vegas units issued to the Company had a hold period which expired on May 8, 2005.

Pursuant to a Licensing Agreement dated November 4, 2002, with Las Vegas, a related company, the Company’s share of revenues from its investment in the three card games Software for the three month period ended March 31, 2005, was $102,360 (2004: $37,608).

Directors of the Company entered into Private Placement Flow-Through Share Financing Agreements with the Company on December 29, 2003, and March 10, 2004, for the purchase of 24,286 flow-through share units and 28,571 flow-through share units at the purchase price of $3.50 per unit, respectively. Each unit consists of one common share (the “flow-through shares”) of the Company and one non-transferable common share purchase warrant (the “warrants”), each warrant entitling the holder to purchase one common share at a price of $5.25 per share for a period of twelve months and thereafter at a price of $7.00 per share for a further period of twelve months. All common shares and warrants of the Company pursuant to these Private Placement Financings have been issued.

During 2004, the Company renounced $85,000 of exploration expenses on the Extra High Property pursuant to the Private Placement Flow-Through Share Agreement dated December 29, 2003. The renounced expenses were subsequently reduced since the Company was unable to use the whole amount of $85,000 for mineral exploration, and all such unused expenses may be renounced by the Company in the event that the Company incurs mineral exploration expenditures by December 31, 2005.

On April 8, 2004, the Company entered into a “Debt Settlement Agreement” with J.W. Murton & Associates, (the “Creditor”) a company owned by a director of the Company. A total of 652 common shares at a price of $5.25 per share have been issued in full satisfaction of the debt totalling $3,424 which was owed by the Company to the Creditor.

Kalpakian Bros. of B.C. Ltd., a private company owned and controlled by two directors of the Company, entered into a Private Placement Financing Agreement with the Company on July 20, 2004, for the purchase of 28,571 units of the securities of the Company at the price of $3.50 per unit for total proceeds to the Company of $100,000. Each unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company. Each warrant is exercisable at the price of $5.25 per common share if exercised during the first year and at the price of $7.00 per common share if exercised during the second year. The warrants expire on July 20, 2006.

Trends

The Marketplace for the on-line three card games Software, which the Company has an interest in, is constantly undergoing changes. The operation of the Company’s on-line three card games Software, in which the Company has an interest, will rely on the Internet as a means of promoting and selling the three card games. The Internet continues to change and evolve in both its systems and its accepted methods of marketing. The online gaming industry is intensely competitive in all of its respective phases and furthermore it is subject to changes in customer preferences. Changes in international Governmental regulations and laws could adversely affect the online gaming industry.

In respect to the Company’s Lithium and Extra High Mineral Properties, the exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid. The price of metals has fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods. The effect of these factors on the price of metals, and therefore the economic viability of the Company’s mineral exploration properties cannot be accurately predicted. Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct impact on the Company’s ability to raise funds for its mineral exploration properties. A drop in the availability of equity financings will likely impede spending on mineral properties.

Related Party Transactions

As of January 1, 2005, the Company and Las Vegas do not have any inter-company related party transactions with regards to office expenses, loans, benefits and rent. Las Vegas invoices the Company, on a monthly basis, for a portion of the Rent and Office expenses incurred by Las Vegas. The Company invoices Las Vegas, on a monthly basis, for a portion of Salaries paid by the Company.

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company, for the joint development of certain Gaming Software consisting of three card games (the “three card games Software”). Pursuant to this Licensing Agreement, the Company has paid a one time only license fee of $200,000 to Las Vegas as the Company’s sole contribution for the development costs of the three card games Software, as a result of which, the three card games Software is now equally owned by Las Vegas and the Company. Las Vegas shall be the operator of the three card games Software and shall market the three card games. Las Vegas shall receive 60% of all revenues that shall be generated from the operation of the three card games Software and the Company shall receive 40%. During the three month period ended March 31, 2005, the Company’s share of revenues from its investment in the three card games Software was $102,360 (2004: $37,608).

Pursuant to the New Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd., a private company related by common directors, dated November 1, 2001, as amended on August 14, 2003, the Company pays Kalpakian Bros. of B.C. Ltd., a management fee of $20,000 plus G.S.T. per month and the Company reimburses Kalpakian Bros. of B.C. Ltd., for all travelling and other expenses incurred on behalf of the Company by Kalpakian Bros. of B.C. Ltd. For the three month period ended March 31, 2005, the Company has paid $60,000 plus G.S.T. (2004: $60,000 plus G.S.T.) to Kalpakian Bros. of B.C. Ltd.

On March 10, 2004, the Company entered into a non-brokered private placement financing agreement with Bedo H. Kalpakian and Jacob H. Kalpakian for 28,571 Flow-Through Share Units at the purchase price of $3.50 per unit for total proceeds of $100,000. Each unit consists of one flow-through common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase an additional common share at an exercise price of $5.25 per common share if exercised in the first year and at an exercise price of $7.00 per common share if exercised in the second year. The warrants expire on March 10, 2006.

On April 8, 2004, the Company entered into a “Debt Settlement Agreement” with J.W. Murton & Associates, (the “Creditor”), a company owned by a director of the Company. A total of 652 common shares at a price of $5.25 per share have been issued in full satisfaction of the debt totalling $3,424 which was owed by the Company to the Creditor.

Kalpakian Bros. of B.C. Ltd., a private company owned and controlled by two directors of the Company, entered into a Private Placement Financing Agreement with the Company on July 20, 2004, for the purchase of 28,571 units of the securities of the Company at the price of $3.50 per unit for total proceeds to the Company of $100,000. Each unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company. Each warrant is exercisable at the price of $5.25 per common share if exercised during the first year and at the price of $7.00 per common share if exercised during the second year. The warrants expire on July 20, 2006.

During January and February, 2004, the Company entered into two private placement agreements to acquire a total of 4,000,000 common shares of Las Vegas, a related party, at $0.30 and $0.32 per common share for a total investment of $1,225,000.

On January 7, 2005, the Company acquired for investment purposes, 1,250,000 units (the “Las Vegas units”) of Las Vegas, a related company, at a price of $0.20 per unit. Each Las Vegas unit consists of one Las Vegas common share and one-half of one warrant. One whole warrant is required to purchase one Las Vegas common share at $0.25 per common share for a period of 24 months. The 1,250,000 Las Vegas units have been issued to the Company. The Company may either increase or decrease its investment in Las Vegas in the future.

Changes in Accounting Policies

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires an expense to be recognized in the financial statements for all forms of employee stock based compensation, including stock options. Previously, the Company did not record any compensation cost on the granting of stock options to employees and directors, as the exercise price was equal to or greater than the market price at the date of the grants. Options granted are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

Financial Instruments and other instruments

The fair values of cash and term deposits, amounts receivable from related parties, accounts payable and accruals and amounts payable to related parties are assumed to approximate their carrying amounts because of their short term to maturity. The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities. The Company is not exposed to significant credit risks with respect to its cash and cash held on behalf of related party because the funds are held in a recognized financial institution.

Marketable securities are valued at the lower of cost and market at the balance sheet date. The Company is exposed to significant market risk with respect to marketable securities from adverse fluctuations in their market value and in the event the marketable securities are de-listed from public trading.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Company’s March 31, 2005 Interim (unaudited) Financial Statements and the Company’s December 31, 2004 Annual Audited Financial Statements.

Capital Stock

Authorized share capital: Unlimited number of common and preferred shares, of which no preferred shares have been issued.

Outstanding Share Data	No. of Shares	Exercise Price	Expiry Date
Issued and Outstanding as at May 30, 2005	340,711	N/A	N/A

Stock Options	0

Warrants	81,428	Cdn$5.25-$7.00	Dec 30/05 to July 20/06

Fully Diluted as at May 30, 2005	422,139	N/A	N/A

Subsequent Events

a)	On April 21, 2005, all of the 27,748 outstanding stock options at an exercise price of US $5.25 per common share expired.

b)	The Company announced on May 5, 2005, that a two phased exploration work program shall commence on the Company’s Extra High Property which is located on Samatosum Mountain, 60km North of Kamloops, British Columbia. The Extra High Property is immediately south of the formerly producing Samatosum Mine.

The first phase of the exploration work program shall commence in May, 2005, and is expected to be completed by June, 2005, and shall entail the re-establishing of a grid over portions of the Extra High Property, soil sampling to verify anomalies, geological mapping and a trenching program. The budget for the first phase of the exploration work program is estimated to be Cdn $71,000.

The second phase shall commence in July, 2005, and is expected to be completed by August, 2005, and shall entail additional trenching, geological mapping and soil sampling. The budget for the second phase is estimated to be Cdn $67,000.

Upon completion of the second phase of the exploration work program, the Company shall evaluate the results obtained from the first and second phases, and dependant upon the results obtained, the Company may conduct a diamond drilling program on the Extra High Property during September/October 2005. The exploration work programs will be conducted by, and shall be under the direct supervision of, J.W. Murton, P. Eng., a qualified person as defined by National Instrument 43-101.

Outlook

Management’s efforts are directed towards pursuing opportunities of merit for the Company.

The Management of the Company is looking forward to receiving the results of the 2005 mineral exploration work programs currently underway on the Company’s Extra High Property.

In order to have a Canadian listing, the Company has applied to have its securities listed on the Canadian Trading and Quotation System Inc., (“CNQ”) and Management of the Company is hopeful that the Company’s securities shall be listed on the CNQ during 2005. There are no assurances whatsoever that the Company’s application shall be accepted by the CNQ.